Exhibit 99.1
                                                                 ------------



                           Commtouch Announces Sale of

                         Consumer Messaging Unit to CPSG

               Move Demonstrates Commtouch's Commitment and Focus on Addressing the Email Service Needs of The Enterprise Market

MOUNTAIN VIEW, CALIF., (NOVEMBER 26, 2001) -- Commtouch (Nasdaq: CTCH), a leading provider of messaging solutions to telcos, data centers, ISPs, ASPs, and corporations, and CPSG, a venture development company, today announced that CPSG has agreed to purchase Commtouch's consumer email messaging business, which includes the popular ZapZone webmail service, and will combine it with other email businesses it owns to create one of the largest Consumer email companies.

CPSG is assuming all aspects of the consumer email operation, including systems and customer contracts. Specific terms of the sale were not disclosed; however, both companies will benefit from the future success of the consumer business.

The Commtouch consumer email messaging business is a leading global service, with a customer base of prominent portals and other consumer destination sites. The service is noteworthy for its reliability, localization in 26 languages, and highly customizable user interfaces.

"This sale will make more financial resources available to focus on our enterprise business, which is providing business customers with highly resilient and secure email and communication solutions. At the same time we ensure that our Consumer-oriented customers will continue to receive excellent service," said Gideon Mantel, CEO of Commtouch. "Selling the consumer part of our business also enables us to further reduce our operating costs and risk, making additional capital and resources available to support and develop our enterprise product offerings."

CPSG will  combine the  Commtouch  consumer  business  with its  existing  email businesses. According to David Saykally, President of CPSG, "We now provide email for over ten million users of our worldwide business-to-consumer customers, making this one of the largest consumer email services in the world. CPSG has ten years of experience with email servers and related technologies. We see a growth opportunity resulting from using our innovative technology to help customers use email to build their brand, retain their customers and grow revenue."

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                                   About CPSG

CPSG,  which  also  does  business  as CP  Software  Group  develops  technology companies, particularly in the Internet space. CP Software Group is an active venture incubator, providing management, marketing, capital and strategic IP. CP Software Group companies include leaders in e-mail products, document management, content syndication and high level development tools. CPSG operates several companies including Uniplex, InterestAlert and Today Systems, serving thousands of companies and millions of users worldwide. CP Software Group, founded in 1991, is headquartered in Folsom, California, and is on the web at http://www.cpsoftwaregroup.com.





                                 About Commtouch

Commtouch is a leading provider of hosted messaging and collaboration solutions to service providers and corporations. Commtouch enterprise-class services include Microsoft Exchange 2000 and Internet-standards Enterprise messaging, either as hosted or onsite solutions that deliver a high level of performance, reliability, scalability and security. Through its subsidiary Wingra Technologies, the company provides enterprise migration tools and services.


Founded in 1991, Commtouch is a global company, headquartered in Netanya, Israel and Mountain View, CA. To learn how Commtouch solutions are designed to meet today's enterprise messaging and collaboration needs, visit http://www.commtouch.com.




This press release contains forward-looking statements, including projections about Commtouch's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to Commtouch at the time of the release; Commtouch assumes no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from Commtouch's current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in Commtouch's registration statement on Form 20-F filed with the SEC on May 16, 2001, which is available through www.sec.gov.


Note:(C)2001 Commtouch Software, Ltd. All rights reserved. Commtouch is a registered trademark of Commtouch Software Ltd. Terms and product names in this document may be trademarks of others.




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